UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 18, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Extraordinary General Meeting

On December 18, 2020, VivoPower International PLC (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following six resolutions, each of which was approved by no less than 95% of votes cast:

1.	To approve the establishment and implementation of a Sustainability Committee for the purpose of implementing and overseeing the Company’s sustainability strategy.

2.	To approve the adoption of a new board charter, which will include a commitment to Environmental, Social and Corporate Governance (ESG).

3.

To ratify the share awards already notified to the Company’s members, and made on 1 April 2020 and 15 June 2020 to employees, directors, consultants, advisors, non-executive officers of the Company and its subsidiaries pursuant to the VivoPower International Plc 2017 Omnibus Incentive Plan (“Share Awards”) and the satisfaction of the Share Awards through the issuance of newly issued shares at nominal value.

4.	To pass the following as an ordinary resolution:

THAT the directors be and are hereby generally and unconditionally authorized in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$180,000.00 provided that this authority shall, unless renewed, varied or revoked expire on 18 December 2025 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.

5.	To pass the following as a special resolution:

THAT if Resolution 4 above is passed, the directors be and are hereby authorized pursuant to section 570 of the Companies Act2006 to allot equity securities (within the meaning of section 560 of the Companies Act 2006) for cash pursuant to the authority conferred by Resolution 4 above as if section 561(1) of the Companies Act 2006 did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of US$180,000.00, and shall expire on the expiry of the general authority conferred by Resolution 4 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2020	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman